Exhibit 99.1

Americas Silver Corporation Provides Updated Mineral Reserve and Resource Estimates

TORONTO--(BUSINESS WIRE)--September 18, 2017--Americas Silver Corporation (TSX:USA) (NYSE “MKT”:USAS) (“Americas Silver” or the “Company”) is pleased to provide updated mineral reserve and resource estimates for its two 100% assets, the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico, including the San Rafael, El Cajon, and Nuestra Senora mines, and the Zone 120 deposit.

This updated Mineral Reserve and Resource estimate reflects the drilling programs completed between January 1, 2016 and June 30, 2017 as well as production data during that period with an effective date of June 30, 2017 for the estimates. The estimate does not include drill results from holes SR399 to SR401 completed in the third quarter at the Company’s Zone 120 deposit released previously, nor the associated resources attributable to the Company’s option on the San Felipe property.

Highlights include:

  Silver inventory contains 28 million ounces of proven and probable reserves, 58 million ounces of measured and indicated resources and 37 million ounces of inferred resources, a decrease of 9%, and increases of 16% and 37%, respectively.
  San Rafael estimated proven and probable reserves increased by 512,000 tonnes (16%), 650,000 ounces of silver (6%), 12 million pounds of lead (10%), and 34 million pounds of zinc (11%).
  Zone 120 measured and indicated resource increased by 70% to 12.6 million ounces of contained silver while the inferred resource increased to 9.6 million silver ounces with silver grades increasing by approximately 46% and 98% respectively. Drilling is expected to resume early in the fourth quarter to follow-up on the recent exploration success outlined in the August 24, 2017 press release.
  Galena silver-lead ore proven and probable reserves were increased by 1.3 million ounces of silver, net of 18 months of production depletion.

	Proven and Probable Mineral Reserves † June 30, 2017

	Grade					Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000s	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Total Cosalá P&P	4,004	100	0.02	1.64	3.94	12,894	1.5	144.8	347.5
Total Galena P&P	1,354	354	0.13	5.93	--	15,396	3.8	177.1	--
Total P&P	5,358	164	0.04	2.73	2.94	28,290	5.2	321.9	347.5

	Measured and Indicated Mineral Resources (Exclusive of Mineral Reserves) ‡ June 30, 2017

	Grade					Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000s	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Total Cosalá M&I	8,003	128	0.24	0.54	1.20	33,030	43.1	95.9	211.6
Total Galena M&I	1,909	405	0.24	5.64	--	24,854	10.1	237.3	--
Total M&I	9,912	182	0.24	1.52	0.97	57,884	53.1	333.2	211.6

	Inferred Mineral Resources ‡ June 30, 2017

	Grade					Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000s	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Total Cosalá Inferred	4,127	147	0.33	0.65	0.97	19,507	30.3	59.4	88.3
Total Galena Inferred	1,667	321	0.14	7.49	--	17,224	5.1	275.3	--
Total Inferred	5,794	197	0.28	2.62	0.69	36,731	35.4	334.7	88.3

“We’re pleased to have replaced and grown our metal inventory despite minimal exploration drilling until early 2017 due to the difficult state of the precious metal industry since 2012,” said Darren Blasutti, President and CEO. “The building of the San Rafael mine on time and budget coupled with the early drilling success of the adjacent Zone 120 deposit demonstrates the quality of our properties. It highlights the achievement of our disciplined capital allocation approach, prioritizing the most accretive investments to position the Company for future silver production growth without share dilution.”

Compared to the last update at December 31, 2015, silver contained in the consolidated proven and probable reserves dropped 9%, or 3.0 million ounces, to 28 million ounces due to 18 months of production, the impending closure of Cosalá’s Nuestra Señora mine in Q4, 2017, and the reclassification of some silver-copper material at Galena. Galena has been producing silver-lead ore since January 2016 and the reserve associated with this material increased by 18% or approximately 1.3 million ounces despite production depletion.

Silver contained in the consolidated measured and indicated resources increased by 16% to 58 million ounces. The Galena resources were roughly consistent with the 2015 report while Cosalá Operations resources were boosted by gains at Zone 120 (increased 5.2 million ounces) and the reinstatement of El Cajón (increased 5.7 million ounces) as a result of the resolution of a property boundary uncertainty in Q2, 2017. Total silver contained in the inferred category increased by 37% to 37 million ounces primarily due to the exploration success at Zone 120 in the first half of 2017.

The increase in the San Rafael reserves is expected to extend the mine life at San Rafael beyond that identified in the San Rafael Technical Report released in March 2016. The Company expects the mine life to continue to grow as current spot prices for Company’s silver and the by-product metals are sustained over time and further resources are economically converted to reserves.

Recent drilling in the Company’s Zone 120 deposit continues to show the prospectivity of the Company’s land holding at the Cosalá Operations. The Company expects to drill additional step-out and in-fill holes in Q4, 2017 and into 2018 to potentially increase the size and understanding of the deposit after which it may assess the economic viability of the deposit as a standalone mine development scenario.

Additional detail can be found on the Company’s website americassilvercorp.com.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational and development plans (including the successful completion of the San Rafael Project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Cautionary Note to U.S. Investors:

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used in the press release are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission (“SEC”). As such, information contained in the Company's disclosure concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

† CIM Definition and Standards were followed for Mineral Reserve Estimates. Mineral Reserves are estimated at a NSR cut-off value of US$40/tonne at Nuestra Señora, US$54/tonne at San Rafael and US$190/tonne at Galena. The NSR cut-off is calculated using recent operating results for recoveries, off-site concentrate costs, and on-site operating costs. Mineral Reserves are estimated using metal prices of $16.00 per ounce of silver, $2.50 per pound of copper, $0.90 per pound of lead and $0.90 per pound of zinc. Numbers may not add or multiply accurately due to rounding.

‡ CIM Definition and Standards were followed for Mineral Resource Estimates. Mineral Resources are estimated at a NSR cut-off value of US$34/tonne at San Rafael, US$40/tonne at Zone 120, US$30/tonne at El Cajón and US$190/tonne at Galena. Mineral Resources at Nuestra Señora are estimated at a 90g/tonne silver equivalent cut-off grade. NSR and silver equivalent cut-offs were calculated using recent or expected operating results for recoveries, off-site concentrate costs, and on-site operating costs. Mineral Resources are estimated using $18.00/oz Ag, $3.00/lb Cu, $1.05/lb Pb and $1.05/lb Zn. Mineral Resources are reported exclusive of Mineral Reserves and as such the Mineral Resources do not have demonstrated economic viability. Numbers may not add or multiply accurately due to rounding.

The Mineral Resource estimate for the Cosalá Operations is based on block models prepared by independent mineral resource consultants. The Nuestra Señora Mineral Reserve and Resource estimate was prepared by Company personnel under the supervision of James Stonehouse, a Qualified Person for the purpose of NI 43-101. The San Rafael, Zone 120 and El Cajón Mineral Resource estimates were prepared by Paul Tietz, C.P.G. who is an independent consultant and Qualified Person for the purpose of NI 43-101. The San Rafael Mineral Reserve estimate was prepared by company personnel under the supervision of Shawn Wilson, a Qualified Person for the purpose of NI 43-101.

The Mineral Resource estimate for the Galena Complex was prepared using a combination of block modelling and the accumulation method. The Mineral Resource estimate was prepared by Company personnel under the supervision of Aaron Gross, C.P.G., a Qualified Person for the purpose of NI 43-101. The Mineral Reserve estimate was prepared by Company personnel under the supervision of Shawn Wilson, a Qualified Person for the purpose of NI 43-101.

Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. The Company’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry standard quality control practices. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of the Company under the supervision of Qualified Persons, for purposes of 43-101 and/or independent Qualified Persons. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of the Company’s mineral properties are provided in the respective NI 43-101 Technical Reports which are available at www.sedar.com

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416-848-9503
President and CEO